The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

This Amended and Restated Pricing Supplement No. 2017-USNCH0502 is being filed to amend the United Stated Federal Tax Considerations.

Subject to Completion. Dated April 25, 2017 Filed Pursuant to Rule 424(b)(3) Registration Statement Nos. 333-216372 and 333-216372-01

Citigroup Global Markets Holdings Inc. $
Fixed and Floating Rate Notes due All Payments Due from Citigroup Global Markets Holdings Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

We will pay a fixed rate of interest at a rate of 3.73% to 4.39% per annum (to be set on the trade date) quarterly on February      , May      , August        and November        of each year, commencing on August     , 2017 to, and including, November     , 2019. After November     , 2019, interest will be payable quarterly on February    , May     , August        and November         of each year, commencing on February      , 2020 to, and including, the stated maturity date (expected to be between 120 and 123 months after the trade date) at a floating rate equal to the then-applicable 10-year CMS rate, subject to the minimum interest rate of 0.00% per annum. The notes will mature on the stated maturity date. On the stated maturity date, you will receive $1,000, plus any accrued and unpaid interest, for each $1,000 of the stated principal amount of your notes.

The interest on your notes for each quarterly interest period commencing on or after November     , 2019 will be paid at a rate equal to the then-applicable 10-year CMS rate, determined on the relevant interest determination date, subject to the minimum interest rate.  After November     , 2019, interest payments on the notes will vary and may be as low as 0.00% per annum.

The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you may not receive any amount due under the notes. The notes will not be listed on any securities exchange and may have limited or no liquidity.

Investing in the notes involves risks not associated with an investment in conventional fixed-rate debt securities. See “Summary Risk Factors” beginning on page PS-5.

	Issue Price(1)	Underwriting Discount(2)	Net Proceeds to Issuer
Per Note:	$1,000.00*	$20.00	$980.00
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the trade date will be between $960.00 and $980.00 per note, which will be less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of the issuer, is the underwriter for the offering of the notes and is acting as principal. The total underwriting discount in the table above assumes that the underwriter receives an underwriting discount for each note sold in this offering. For more information on the distribution of the notes, see “Summary Information—Key Terms—Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

* The issue price will be between $980.00 and $1,000.00 for investors in certain fee-based advisory accounts, reflecting a foregone underwriting discount with respect to such notes. Please see “Supplemental plan of distribution” on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are part of the Medium-Term Senior Notes, Series N of Citigroup Global Markets Holdings Inc. This pricing supplement is a supplement to the documents listed below and should be read together with such documents, which are available at the following hyperlink:

•	Prospectus Supplement and Prospectus each dated April 7, 2017

Citigroup Global Markets Inc.

Pricing Supplement No. 2017—USNCH0502 dated----------, 2017

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return on your investment in notes will depend in part on the issue price you pay for such notes.

CGMI may use this pricing supplement in the initial sale of the notes. In addition, CGMI or any other affiliate of Citigroup Inc. may use this pricing supplement in a market-making transaction in a note after its initial sale.

SUMMARY INFORMATION

The description of the notes in this pricing supplement supplements, and, to the extent inconsistent with, replaces the general terms of the notes set forth in the accompanying prospectus supplement and prospectus. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes.

The notes are senior unsecured debt securities issued by Citigroup Global Markets Holdings Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will constitute part of the senior debt of Citigroup Global Markets Holdings Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings Inc. The guarantee of payments due on the notes will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.

Key Terms

Issuer: Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee: all payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Stated principal amount: each note will have a stated principal amount of $1,000

Purchase at amount other than the stated principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the stated principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the stated principal amount. See “Summary Risk Factors — If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-7 of this pricing supplement.

Payment at maturity: on the maturity date, for each $1,000 stated principal amount of notes you then hold, we will pay you an amount in cash equal to $1,000 plus accrued and unpaid interest

Trade date:

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date. See “Supplemental plan of distribution” below for additional information.

Maturity date (to be set on the trade date): expected to be between 120 and 123 months after the trade date. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Fixed interest rate: for the fixed rate interest periods, interest on the notes will be paid at a rate of 3.73% to 4.39% per annum (to be set on the trade date)

Fixed rate interest payment dates (to be set on the trade date): expected to be February     , May     , August     and November     of each year, commencing on August     , 2017 to, and including, November    , 2019, subject to adjustment as described under “Key Terms — Business day convention” below.

Fixed rate interest periods: quarterly; the periods from and including a fixed rate interest payment date (or the original issue date, in the case of the first fixed rate interest period) to but excluding the following fixed rate interest payment date

Floating interest rate: for the floating rate interest periods commencing on or after November     , 2019 to, but excluding, the stated maturity date, a rate per annum equal to the base rate, determined on the relevant interest determination date, subject to the minimum interest rate , subject to adjustment as described under “Key Terms — Business day convention” below.

Base rate for the floating rate interest periods: On any interest determination date, the 10-year Constant Maturity Swap (“CMS”) rate, as published on Reuters page “ICESWAP1” at 11:00 a.m. (New York City time) on that date of determination. See “Determination of the 10-Year CMS Rate” and “Discontinuance of the 10-Year CMS Rate” on page PS-8 for further information.

Minimum interest rate: 0.00% per annum

Floating rate interest payment dates (to be set on the trade date): expected to be February    , May    , August     and November     of each year, commencing on February     , 2020, to, and including, the stated maturity date.

Floating rate interest periods: quarterly; the periods from and including a floating rate interest payment date (or the final fixed rate interest payment date, in the case of the first floating rate interest period) to but excluding the next succeeding floating rate interest payment date (or the stated maturity date, in the case of the final floating rate interest period)

Interest determination dates: for each floating rate interest period, the second U.S. government securities business day prior to the first day of that floating rate interest period

U.S. government securities business day: any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Business day convention: following unadjusted, which means that if any fixed rate interest payment date or floating rate interest payment date is not a business day, then the payment required to be made on that fixed rate interest payment date or floating rate interest payment date, as applicable, will be made on the next succeeding business day with the same force and effect as if it had been made on that fixed rate interest payment date or floating rate interest payment date, as applicable.  No additional interest will accrue as a result of delayed payment.

Day count convention: 30/360 unadjusted; the amount of interest you receive on each interest payment date for each note you hold on the regular record date for such interest payment date will be equal to (i) $1,000 times the applicable interest rate per annum divided by (ii) 4.

Regular record dates: interest will be payable on each fixed rate interest payment date and floating rate interest payment date to the holders of record of the notes at the close of business on the business day immediately preceding the relevant interest payment date, except that the final interest payment will be made to the persons who hold the notes on the maturity date.

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the notes will not be subject to redemption before maturity

Supplemental plan of distribution: the terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

Citigroup Global Markets Holdings Inc. expects to sell to CGMI, and CGMI expects to purchase from Citigroup Global Markets Holdings Inc., the aggregate stated principal amount of the offered notes specified on the front cover of this pricing supplement. CGMI proposes initially to offer the notes to the public at the issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 2.00% of the stated principal amount. The issue price for notes purchased by certain fee-based advisory accounts will be between 98.00% and 100.00% of the stated principal amount, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes is 0.00%). In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle three business days after the date on which the parties agree to the sale. Because the settlement date for the notes is more than three business days after the trade date, investors who wish to sell the notes at any time prior to the third business day preceding the original issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates. CGMI or such other of our affiliates or such dealer or its affiliates may profit from this expected hedging activity even if the value of the notes declines. In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Summary Risk Factors—The estimated value of the notes on the trade date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price,” and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Calculation agent: Citibank, N.A., an affiliate of Citigroup Global Markets Holdings Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

CUSIP: 17324CHQ2

ISIN: US17324CHQ24

HYPOTHETICAL EXAMPLES

The table below is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the calculation of the amount of interest accrued during each floating rate interest period.

The table below is based on 10-year CMS rates that are entirely hypothetical; no one can predict what the 10-year CMS rate will be on any interest determination date with respect to the floating rate interest periods, and no one can predict the interest that will accrue, if any, on the notes in any floating rate interest period.

The information in the table below illustrates how the interest rate at which interest will accrue on each day included in each floating rate interest period will be calculated, subject to the key terms and assumptions below. If you sell your notes in the secondary market prior to the maturity date, your return will depend upon the value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates generally, the volatility of the 10-year CMS rate and our and Citigroup Inc.’s creditworthiness. Please read “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement. It is likely that any secondary market price for the notes will be less than the issue price.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Stated principal amount	$1,000
Minimum interest rate	0.00% per annum

The actual 10-year CMS rates during the floating rate interest periods, as well as the interest payable on each floating rate interest payment date, may bear little relation to the hypothetical examples shown below or to the historical 10-year CMS rates shown elsewhere in this pricing supplement. For information about the 10-year CMS rates during recent periods, see “Historical Information on the 10-Year CMS Rate” on page PS-9. Before investing in the offered notes, you should consult publicly available information to determine the 10-year CMS rates between the date of this pricing supplement and the date of your purchase of the offered notes.

The percentages in the left column of the table below represent hypothetical values of the 10-year CMS rate on the interest determination date for a given floating rate interest period. The percentages in the right column represent the hypothetical interest rate per annum that would be payable on a given floating rate interest payment date, based on the corresponding hypothetical 10-year CMS rate.

Hypothetical 10-Year CMS Rate	Hypothetical Interest Payable Per Annum on a Floating Rate Interest Payment Date
-3.00%	0.00%*
-2.00%	0.00%*
-1.00%	0.00%*
0.00%	0.00%
0.25%	0.25%
0.50%	0.50%
0.75%	0.75%
1.00%	1.00%
2.00%	2.00%
3.00%	3.00%
4.00%	4.00%
5.00%	5.00%

*The minimum interest rate per annum is 0.00% for any floating rate interest payment date.

During any fixed rate interest period, the interest rate payable on the notes will in no event exceed the fixed interest rate.

We cannot predict the actual 10-year CMS rate or what the value of your notes will be on any particular day, nor can we predict the relationship between the 10-year CMS rate and the value of your notes at any time prior to the maturity date. The actual interest payments that a holder of the offered notes will receive, if any, on each floating rate interest payment date and the total return on the offered notes will depend on the actual 10-year CMS rates determined by the calculation agent over the term of the notes. Consequently, the interest amount to be paid in respect of your notes, if any, on each floating rate interest payment date may be very different from the information reflected in the table above.

SUMMARY RISK FACTORS

The following is a summary of certain key risk factors for investors in the notes. You should carefully read this summary and the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

After the First 2.5 Years, the Notes Will Pay Interest at a Floating Rate that May Be as Low as 0.00% on One or More Floating Rate Interest Payment Dates

The rate at which the notes will bear interest during each quarterly interest period after the first 2.5 years will depend on the 10-year CMS rate on the interest determination date for that floating rate interest period. As a result, the interest payable on the notes will vary with fluctuations in the 10-year CMS rate, subject to the minimum interest rate of 0.00% per annum. It is impossible to predict whether the 10-year CMS rate will rise or fall or the amount of interest payable on the notes. After the first 2.5 years, you may receive no interest for extended periods of time or even throughout the remaining term of the notes.

An Investment in the Notes May Be More Risky Than an Investment in Notes with a Shorter Term

The notes have a term of between 120 and 123 months. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in market interest rates than if you purchased a note with a shorter term. In particular, if the 10-year CMS rate does not increase from its current level, you may be holding a long-dated security that pays an interest rate that is less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) of comparable maturity. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

The Notes Are Subject to the Credit Risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and Any Actual or Perceived Changes to the Creditworthiness of Either Entity May Adversely Affect the Value of the Notes

You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

The Amount of Interest Payable on Your Notes Will Not Be Affected by the 10-Year CMS Rate on Any Day Other Than an Interest Determination Date

For each interest period after the first 2.5 years, the amount of interest payable on each floating rate interest payment date is calculated based on the 10-year CMS rate on the applicable interest determination date. Although the actual 10-year CMS rate on a floating rate interest payment date or at other times during a floating rate interest period may be higher than the 10-year CMS rate on the applicable interest determination date, you will not benefit from the 10-year CMS rate at any time other than on the interest determination date for such floating rate interest period.

The Historical Levels of the 10-Year CMS Rate Are Not an Indication of the Future Levels of the
10-Year CMS Rate

In the past, the level of the 10-year CMS rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 10-year CMS rate are not necessarily indicative of future levels. Any historical upward or downward trend in the 10-year CMS rate is not an indication that the 10-year CMS rate is more or less likely to increase or decrease at any time during an interest period, and you should not take the historical levels of the 10-year CMS rate as an indication of its future performance.

You Will Be Entitled to Receive the Full Stated Principal Amount of Your Notes, Subject to the Credit Risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., Only If You Hold the Notes to Maturity

Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount.

The Notes Will Not Be Listed on a Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Trade Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the 10-year CMS rate and interest rates generally. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the rate at which interest is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

The Estimated Value of the Notes Is Not an Indication of the Price, if Any, at Which CGMI or Any Other Person May Be Willing to Buy the Notes From You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

The value of your notes prior to maturity will fluctuate based on the level and volatility of the 10-year CMS rate, interest and yield rates in the market generally, the time remaining to maturity of the notes and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the level of the 10-year CMS rate may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the 10-year CMS rate;

•	the volatility – i.e., the frequency and magnitude of changes – in the level of the 10-year CMS rate;

•	the expected future performance of the 10-year CMS rate;

•	economic, financial, regulatory, political, military and other events that affect the level of the 10-year CMS rate generally;

•	interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	the creditworthiness of Citigroup Global Markets Holdings Inc. and Citigroup Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in the credit ratings or changes in other credit measures of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the 10-year CMS rate based on its historical performance. The actual performance of the 10-year CMS rate over the life of the offered notes may bear little or no relation to the historical levels of the 10-year CMS rate or to the hypothetical examples shown elsewhere in this pricing supplement.

If the 10-Year CMS Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the 10-year CMS rate. Changes in the 10-year CMS rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” above.

Immediately Following Issuance, Any Secondary Market Bid Price Provided by CGMI, and the Value That Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or Its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

Our Offering of the Notes Does Not Constitute a Recommendation to Invest in an Instrument Linked to the 10-Year CMS Rate

You should not take our offering of the notes as an expression of our views about how the 10-year CMS rate will perform in the future or as a recommendation to invest in any instrument linked to the 10-year CMS rate, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

The Way the 10-Year CMS Rate is Calculated May Change in the Future, Which Could Adversely Affect the Value of the Notes

The publisher of the 10-year CMS rate may change the method by which it calculates the 10-year CMS rate. Changes in the way the 10-year CMS rate is calculated could reduce the level of the 10-year CMS rate, which could reduce the amount of one or more interest payments to you and the value of your notes.

Hedging and Other Trading Activities By Our Affiliates May Affect the Determination of the 10-Year CMS Rate

CMS rates are determined based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps of the relevant maturities sourced from electronic trading venues.  Our affiliates may engage in trading activities on these electronic trading venues, in order to hedge our obligations under the notes, as part of their general business activities or otherwise.  These trading activities could affect the level of the 10-year CMS rate in a way that has a negative effect on the interest rate payable under the notes.  They could also result in substantial returns for our affiliates while the value of the notes declines.  In engaging in these trading activities, our affiliates will have no obligation to consider your interests as an investor in the notes. In addition, if the securities dealer from which you purchase notes is to conduct hedging activities in connection with the notes, that securities dealer may otherwise profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the securities dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the securities dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Important Determinations With Respect to the Notes

Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, each 10-year CMS rate and will calculate the related interest rate and payment to you on each interest payment date. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of the 10-year CMS rate in the event of the unavailability of the level of the 10-year CMS rate and the selection of a successor 10-year CMS rate if the 10-year CMS rate is discontinued, may adversely affect the amount of one or more interest payments to you.

We May Sell an Additional Aggregate Stated Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate stated principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The amount we pay you at the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the stated principal amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the stated principal amount. If you purchase your notes at a premium to the stated principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the stated principal amount or a discount to the stated principal amount.

DETERMINATION OF THE 10-YEAR CMS RATE

The 10-year CMS rate on any interest determination date is the rate for U.S. dollar interest rate swaps with a 10-year maturity appearing on Reuters page “ICESWAP1” (or any successor page as determined by the calculation agent) at 11:00 a.m. (New York City time) on that interest determination date.

If, however, the 10-year CMS rate is not published on Reuters page “ICESWAP1” (or any successor page as determined by the calculation agent) on that interest determination date, then the calculation agent will request mid-market semi-annual swap rate quotations from the principal New York City office of five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m. (New York City time) on that day. For this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity, commencing on that day and  in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. dollar LIBOR with a designated maturity of three months. If at least three quotations are provided, the rate for the 10-year CMS rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the 10-year CMS rate will be determined by the calculation agent in good faith and using its reasonable judgment.

The 10-year CMS rate is calculated by ICE Benchmark Administration Limited based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps with a 10-year maturity that are sourced from electronic trading venues.

The provisions set forth in this section “—Determination of the 10-Year CMS Rate” are subject to the discussion in “Discontinuance of the 10-Year CMS rate” below.

DISCONTINUANCE OF THE 10-YEAR CMS RATE

If the calculation and publication of the 10-year CMS rate is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the 10-year CMS rate, and the calculation agent may deem that rate (the “successor CMS rate”) to be the 10-year CMS rate. Upon the selection of any successor CMS rate by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original 10-year CMS rate will no longer be deemed to refer to the original 10-year CMS rate and will be deemed instead to refer to that successor CMS rate for all purposes. In such event, the calculation agent will make such adjustments, if any, to any level of the 10-year CMS rate that is used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor CMS rate, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of the 10-year CMS rate is permanently canceled and no successor CMS rate is chosen as described above, then the calculation agent will calculate the level of the 10-year CMS rate on each subsequent date of determination in good faith and using its reasonable judgment. Such level, as calculated by the calculation agent, will be the relevant rate for the 10-year CMS rate for all purposes.

Notwithstanding these alternative arrangements, the cancellation of the 10-year CMS rate may adversely affect interest payments on, and the value of, the notes.

HISTORICAL INFORMATION ON THE 10-YEAR CMS RATE

The 10-year CMS rate has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the 10-year CMS rate during the period shown below is not an indication that the 10-year CMS rate is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the 10-year CMS rate as an indication of the future performance of the 10-year CMS rate. We cannot give you any assurance that the future levels of the 10-year CMS rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a debt security of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) of comparable maturity that bears interest at a prevailing market rate.

Neither we nor any of our affiliates make any representation to you as to the performance of the 10-year CMS rate.  The actual performance of the 10-year CMS rate over the life of the notes, as well as the interest payable, may bear little relation to the historical levels shown below.

The following graph shows the published daily rate for the 10-year CMS rate in the period from January 2, 2007 through April 24, 2017. The historical 10-year CMS rate should not be taken as an indication of the future performance of the 10-year CMS rate. The rate for the 10-year CMS rate on April 24, 2017, was 2.248% per annum.

UNITED STATES FEDERAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”) for U.S. federal income tax purposes. Under the Treasury Regulations applicable to variable rate debt instruments, the notes may be treated as issued with original issue discount (“OID”).

In order to determine the amount of qualified stated interest (“QSI”) and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). The rules described under “United States Federal Tax Considerations – Tax Consequences to U.S. Holders – Original Issue Discount” in the accompanying prospectus supplement are then applied to the equivalent fixed rate debt instrument for purposes of calculating the amount of OID on the notes. Under these rules, the notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time under the equivalent fixed rate debt instrument, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID. Based on the application of these rules to the notes, we will indicate in the final pricing supplement if the notes are issued with OID.

QSI on the notes will generally be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting. If the notes are issued with OID, a U.S. Holder will be required to include the OID in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the notes are not issued with OID, all stated interest on the notes will be treated as QSI and will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting. If the amount of interest a U.S. Holder receives on the notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to the U.S. Holder as ordinary income. Otherwise, any difference will reduce the amount of QSI the U.S. Holder is treated as receiving and will therefore reduce the amount of ordinary income the U.S. Holder is required to take into income.

Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued QSI, which will be treated as a payment of interest) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of the note to the U.S. Holder, increased by the amounts of OID (if any) previously included in income by the U.S. Holder with respect to the note and reduced by any payments other than QSI received by the U.S. Holder. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

Under current law Non-U.S. Holders (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax with respect to interest (or OID, if any) paid on and amounts received on the sale, exchange or retirement of the notes if they comply with applicable certification requirements. Special rules apply to Non-U.S. Holders whose income on the notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects terms of the notes that have not yet been fixed as well as uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the trade date.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors — The Notes Will Not Be Listed on a Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity.”

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